UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

2

ICL GROUP LTD.

1.	Notice of Annual Meeting of Shareholders and Proxy Statement, dated June 1, 2021

3

Item 1
ICL GROUP LTD.

NOTICE OF

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2021 Annual General Meeting of Shareholders (the “Meeting”) of ICL Group Ltd. (the “Company”) will be held on Wednesday, July 14, 2021, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, or via Zoom [Meeting URL: https://icl-group.zoom.us/j/92682227615?pwd=OWlobFVobE9Xa092RUlkS3QvMUMzdz09; Meeting ID: 926 8222 7615], for the following purposes:

(1)
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

(2)	Election of Dr. Miriam Haran to serve as an external director of the Company, within the meaning of the Israeli Companies Law, 1999, for a three-year term; and

(3)	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

At the Meeting, we will also present and discuss our audited financial statements for the year ended December 31, 2020 as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2021, which may be accessed at www.sec.gov and via the “Investor” section of our Company’s website, www.icl-group.com, and as published on Magna (reference number 2021-02-024940).

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees set forth in Item 1 and the external director nominee set forth in Item 2 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on June 14, 2021 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof.  All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting.  Shareholders of record who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States.  If a shareholder of record attends the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.  If your shares are held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours, upon coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3- 6844400).  Our company’s representative is Aya Landman, VP, Company Secretary & Global Compliance (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844197).

By Order of the Board of Directors, Lilach Geva Harel, Adv. EVP, Global General Counsel

Dated: June 1, 2021

ii

ICL GROUP LTD.

PROXY STATEMENT

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of ICL Group Ltd. (the “Company,” "ICL," “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the 2021 Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2021 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, July 14, 2021, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street,22nd Floor, Tel Aviv, Israel or via Zoom.

Meeting URL: https://icl-group.zoom.us/j/92682227615?pwd=OWlobFVobE9Xa092RUlkS3QvMUMzdz09 Meeting ID: 926 8222 7615

Agenda Items

The agenda of the Meeting is to consider the approval of the following:

(1)
Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin to serve as directors, effective as of the date of the Meeting until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

(2)	Election of Dr. Miriam Haran to serve as an external director of the Company, within the meaning of the Israeli Companies Law, 1999 (the “Israeli Companies Law”), for a three-year term; and

(3)	Reappointment of Somekh Chaikin, a member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company.

At the Meeting, we will also present and discuss our audited financial statements for the year ended December 31, 2020 as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2021, which may be accessed at www.sec.gov and via the “Investor” section of our Company’s website, www.icl-group.com, and as published on Magna (reference number 2021-02-024940).

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, or any adjournment or postponement thereof, the persons designated as proxies may vote in accordance with their judgment on such matters.

Board Recommendation

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Item 1 and the external director nominee set forth in Item 2 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting or any adjournment or postponement thereof, if you are a holder of record of our ordinary shares as of the close of business on June 14, 2021.  You are also entitled to notice of the Meeting and to vote at the Meeting or any adjournment or postponement thereof if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on June 14, 2021, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date.  See below “How You Can Vote.”

How You Can Vote

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you may attend and vote in person at the Meeting or may submit your vote by completing, signing and submitting (in the enclosed, postage-paid envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board of Directors. To be valid, a proxy must be properly executed and received by our transfer agent or at the offices of the Company no less than 48 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

Shareholders in “Street Name”

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted.  Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

Shares Traded on TASE

If your shares are held through a member of the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”), to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, VP, Company Secretary & Global Compliance, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Change or Revocation of Proxy

Shareholders of record may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, unless a shorter period is determined by the chairman of the Meeting, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.  If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Solicitation of Proxies

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about June 15, 2021 and will be solicited mainly by mail. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to July 21, 2021, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others.  This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will also not be counted for quorum purposes.

Vote Required for Approval of the Proposals

On May 31, 2021, 1,308,740,778 Ordinary Shares were outstanding.

Each Ordinary Share is entitled to one vote upon each of the proposals to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of each of the proposals in Items 1-3.

In addition, the approval of the proposal in Item 2 is also subject to the fulfillment of one of the following additional voting requirements (the "External Director Special Majority"): (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on Item 2 indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal.  Otherwise, the shareholder is not eligible to vote on Item 2 proposal and his/her/its vote will not be counted for the purposes of such proposal. Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

PRINCIPAL SHAREHOLDERS

           The following table presents as of May 31, 2021 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares, as determined in accordance with rules of the U.S. Securities and Exchange Commission (the “SEC”), by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,758	45.73%
Migdal Insurance & Financial Holdings Ltd.(3)	75,586,691	5.89%
Harel Insurance Investments & Financial Services Ltd. (4)	66,327,500	5.17%

(1)	The percentages shown are based on 1,284,151,147 Ordinary Shares issued and outstanding as of May 31, 2021 (after excluding shares held by us or our subsidiaries).

(2)
Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law, 1968 (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approximately 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also holds directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any. As previously reported, Israel Corp. entered into certain forward sale agreement with respect to certain number of Ordinary Shares. Based on the information provided by Israel Corp., as of the date hereof, settlement of such forward agreements was finalized, and Israel Corp. did not regain voting rights and dispositive power with respect to the Ordinary Shares that were subject to such forward agreements ("physical settlement"). Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a significant influence over the matters being presented for approval at the Meeting, including the election of the directors at the Meeting.

(3)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd. (“Migdal”) with the SEC on February 16, 2021.  According to the Schedule 13G, of the 75,586,691 Ordinary Shares reported as beneficially owned by Migdal (i) 75,586,691 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by direct and indirect subsidiaries of Migdal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 3,637,273 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions, and (iii) 0 are beneficially held for their own account (Nostro account).

(4)
Based solely upon and qualified in its entirety with reference to a Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd. (“Harel”) with the SEC on March 2, 2021. According to the Schedule 13G, of the 66,327,500 Ordinary Shares reported as beneficially owned by Harel (i) 62,381,856 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 1,433,392 Ordinary Shares are held by third-party client accounts managed by a subsidiary of Harel as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 2,512,252 Ordinary Shares are beneficially held for its own account,

EXECUTIVE COMPENSATION

For information regarding the compensation incurred by us in relation to our five highest compensated officers in 2020, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 20-F”), filed with the U.S. Securities and Exchange Commission (“SEC”) on March 2, 2021.

Item 1 – Election of Directors

According to our Articles of Association, we must have no less than seven and no more than 20 directors serving on our Board of Directors.  Our Board of Directors is currently comprised of eleven directors, including two external directors elected pursuant to the requirements of the Israeli Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

At the Meeting, all of our currently serving directors who are not external directors, Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin, are standing for election, each to hold office until the close of the next Annual General Meeting of Shareholders and until each of their successors is duly appointed and qualified, unless any office is earlier vacated due to their earlier resignation or removal.  All of the director nominees were elected to serve at our 2020 annual general meeting of shareholders, other than Mr. Gadi Lesin who was appointed to serve as a director by our Board of Directors on March 17, 2021, to hold office until our next annual general meeting of shareholders and in accordance with our Articles of Association.  Our external director, Ms. Ruth Ralbag will continue to serve in accordance with her three-year term until January 9, 2024. The three-year term of our additional external director, Dr. Nadav Kaplan, will end on August 19, 2021 and he is not being nominated by the Board of Directors for re-election by the shareholders for an additional term.

Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin (as well as our external directors and the external director nominee) qualify as independent directors under the Israeli Companies Law.  Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin (as well as our external directors and the external director nominee) are deemed independent directors under the rules applicable to companies listed on the NYSE.  Each of the director nominees has confirmed that he or she complies with all requirements of a director under the Israeli Companies Law, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

We are not aware of any reason why any of the nominees, if elected, would be unable to serve as directors.

If elected at the Meeting, each director nominee who is not an officer or director of Israel Corp., will be paid the fixed annual payable to expert directors and a per meeting fees payable to directors under the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 5760-2000 (the “Compensation Regulations”), as adjusted from time to time, currently an annual fee of NIS 147,095 (equivalent to approximately $45,200) and a per meeting fee of NIS 4,240 (equivalent to approximately $1,300) for directors who do not meet the qualifications of an expert director and NIS 5,655 (equivalent to approximately $1,700) per meeting for directors who meet the qualifications of expert directors in accordance with the Compensation Regulations. The directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt) do not receive compensation from the Company for their services as Company directors; instead, their fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them. Mr. Yoav Doppelt, the Chief Executive Officer of Israel Corp., who serves as Executive Chairman of our Board of Directors, is entitled to compensation for services as the Executive Chairman of the Board as described in Item 6. 'Directors, Senior Management and Employees' – B. 'Compensation' of our 2020 20-F.  In addition, if elected, each director will continue to benefit from the indemnification and exemption arrangements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations.

Nominees for Director

A brief biography of each nominee is set forth below, based upon the records of the Company and information provided to us by the nominees:

Yoav Doppelt. Mr. Doppelt serves as the Chief Executive Officer of Israel Corp. Previously Mr. Doppelt served as the Chief Executive Officer of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and Chief Executive Officer of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt has served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and has extensive operational and global business experience with growth companies. Mr. Doppelt also served as Chairman of OPC Energy Ltd. (TASE: OPC) as well as a director of Zim Integrated Shipping Services Ltd. Mr. Doppelt currently serves as a director at Melisron Ltd. Mr. Doppelt holds a B.Sc. degree in Economics and Management from the Technion – Israel Institute of Technology, and an MBA degree from Haifa University.

Aviad Kaufman. Mr. Kaufman serves as the Chief Executive Officer of Quantum Pacific (UK) LLP, chairman of the board of Israel Corporation Ltd., a board member of Kenon Holdings Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Previously, Mr. Kaufman served as chief financial officer of Quantum Pacific (UK) LLP (2008-2017). Mr. Kaufman served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA degree in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA degree majoring in Finance from Tel Aviv University.

Avisar Paz. Mr. Paz served as the Chairman of the Board of Directors of O.P.C. Energy Ltd. until January 3, 2021. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corporation and prior to that, as the Chief Financial Officer of Israel Corporation. Mr. Paz received a B.A. degree in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corporation since December 2015. Mr. Kabla serves as director in Bazan Group and previously served as Senior Executive of Business Development, Strategy and IR in Israel Corporation. Prior to joining Israel Corp. Mr. Kabla held various management roles in KPMG Corporate Finance and M&A. Mr. Kabla holds an MBA degree (Finance) from COMAS, B.A. degree in Economics and Accounting from Bar-Ilan University and is qualified as a certified public accountant (Israel).

Ovadia Eli. Mr. Eli serves as the Chairman of the Board of Oil Refineries Ltd. Mr. Eli served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I.), Shmanim Besisyim Haifa Ltd. and I.C.P.I. Mr. Eli served as a member of the Board of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA degree in educational counseling and bible studies from Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem

Reem Aminoach. Mr. Aminoach currently serves as director of Israel Aerospace Industries. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. In his military service, Mr. Aminoach, Brigadier general, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, financial advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as director at Ofer Investments Ltd. and as director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corporation group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a certified public accountant, and holds a BA degree in Accounting and Economics, Tel-Aviv University (academic honors, Dean's honor list) and MBA degree in business administration, Tel-Aviv University.

Lior Reitblatt. Mr. Reitblatt served as Chief Executive Officer and Chairman of the Board of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other things, as Chairman of the Board of Life Style Ltd. and member of the board of Office Depot Israel Ltd. Mr. Reitblatt is a certified public accountant, and holds a BA degree in Accounting and Economics from Tel Aviv University and an MBA degree from the University of California, Berkeley.

Tzipi Ozer-Armon. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. In addition to ICL, Ms. Ozer-Armon is a director at the Strauss Group Ltd., Itamar Medical Ltd., Rambam MedTech, Israel’s National Technological Innovation Authority’s Commission and Tel-Aviv University. Ms. Ozer-Armon holds a BA degree magna cum laude in Economics and an MBA degree majoring in Finance and Marketing from Tel-Aviv University and she is an AMP graduate of the Harvard Business School.

Gadi Lesin. Mr. Lesin served as president and Chief Executive Officer of Strauss Group Ltd. ("Strauss Group"), an international food and beverage company and the largest food company in Israel, from 2009 to 2018. Mr. Lesin successfully led the Strauss Group through a time of intense economic, global and social change. Under his leadership, the Strauss Group strengthened its international operations, more than doubled its equity value, and grew its profits significantly. Mr. Lesin currently also serves as a director in ORIAN SH.M. Ltd. Mr. Lesin holds a bachelor's degree in business management from the Tel Aviv College of Management and an MBA degree from Ben Gurion University.

Proposed Resolutions

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Yoav Doppelt be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Aviad Kaufman be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Avisar Paz be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Sagi Kabla be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Ovadia Eli be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Reem Aminoach be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Lior Reitblatt be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Tzipi Ozer Armon be elected to serve as a director the Company, effective immediately, until the next annual general meeting of shareholders or until her earlier resignation or removal.”

“RESOLVED, that Gadi Lesin be elected to serve as a director the Company, effective immediately, until the next annual general meeting of shareholders or until her earlier resignation or removal.”

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Item 2 – Election of Dr. Miriam Haran as an external director for a three-year term

Public companies incorporated under Israeli law, such as us, are required by the Israeli Companies Law to have at least two external directors. The external directors are required to meet certain independence criteria to ensure that they are not related to the Company or to our controlling shareholder. An external director is required to have either financial and accounting expertise or professional qualifications, as defined in regulations promulgated under the Israeli Companies Law, and at least one of the external directors is required to have financial and accounting expertise. All of the external directors of a company must be members of its audit committee and compensation committee, and every other committee of a company’s board of directors that is authorized to execute powers of the board of directors must include at least one external director. Generally, external directors may serve for up to three terms of three years each, and our Board of Directors may nominate external directors, for election by the shareholders, for additional terms of three years each, subject to certain conditions.

At the Meeting, shareholders will be asked to elect Dr. Miriam Haran as a new external director for a three-year term, commencing on the date of this Meeting.

ICL's Board of Directors determined that Dr. Miriam Haran complies with all the qualifications and requirements of an external director under the Israeli Companies Law, and that she is an independent director under the rules of the New York Stock Exchange. In addition, the Board of Directors has determined that Dr. Haran qualifies as an “audit committee financial expert”, as defined under SEC rules, and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law. Dr. Haran has confirmed that she complies with all qualifications and requirements of an external director under the Israeli Companies Law and has "financial and accounting expertise", as defined in regulations promulgated under the Israeli Companies Law.

If elected at the Meeting, Dr. Haran will be compensated according to the fixed annual and per meeting fees payable to a director who has "financial and accounting expertise" under the Compensation Regulations, according to the classification of the Company based on the amount of its shareholders' equity (see Item 1 for additional information).  In addition, if elected, we shall enter into an indemnification and exemption agreement with Dr. Haran, in the same form as currently in effect for the Company’s directors who are not office holders of Israel Corp., and she shall also benefit from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors, including external directors, for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations.

A brief biography of Dr. Haran is set forth below based on information furnished to us:

Dr. Miriam Haran currently serves as the chair of Israel Resource Efficiency Center (IREC), as the chair of the Weitz Center for Sustainable Development and as a board member of M.A.I (Electrical and Electronic Waste Recycling), as well as the chair of the Public Safety Committee in the Prime Minister's Office. Dr. Haran previously served as Director General of Israel’s Ministry of Environmental Protection, as well as the Head of Ono Academic College’s MBA Program in Environmental Management. Dr. Haran served as an external director of ICL between 2010-2018. Dr. Haran holds a B.Sc. in Natural Sciences from the Hebrew University of Jerusalem and a PhD in Organic Chemistry from Brandeis University.

Dr. Haran is the Chairman of Israel Resource Efficiency Center (IREC), which is funded by the Israeli government and aims to assist factories to become more efficient both in economic and environmental terms, by focusing on more efficient use of raw materials, water and energy.  On May 12, 2021, ICL's Audit & Accounting Committee examined the potential professional and/or business relationship between IREC and ICL and determined that any potential future relationship between IREC and ICL (e.g., government funding for an environmental efficiency advisor to ICL or its subsidiaries) would be negligible pursuant to the Israeli Companies Regulations (Matters that do not Constitute Affinity), 5767-2006.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Dr. Miriam Haran be elected to serve as an external director of the Company for a three-year term, commencing on the date of this Meeting."

Required Approval

Under the Companies Law, the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter is required to approve the foregoing resolution. In addition, the approval of this Item 2 is also subject to the fulfillment of the External Director Special Majority.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate on the proxy card or form of written ballot or ISA's electronic voting system form, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his/her/its vote will not be counted for the purposes of this proposal. For details regarding the meaning of “personal interest,” see “Vote Required for Approval of the Proposal” above.

Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

The Board of Directors recommends a vote FOR the foregoing resolution.

Item 3 – Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the approval and recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a Member Firm of KPMG International, independent certified public accountants in Israel, as our independent auditor until the close of our next Annual General Meeting of Shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

For additional information regarding the fees of Somekh Chaikin for 2020, please see Item 16C. “Principal Accountant Fees and Services” of our 2020 20-F.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

 “RESOLVED, that Somekh Chaikin, a Member Firm of KPMG International, be reappointed as the independent auditors of the Company until the Company's next annual general meeting of shareholders.”

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the proposed resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PRESENTATION AND DISCUSSION OF THE 2020 AUDITED FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2020 will be presented. Our audited financial statements for the year ended December 31, 2020, are included in the 2020 20-F. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports and information contained on, or accessible through, our corporate website are not a part of this Proxy Statement.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2021 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: ICL Corporate Secretary.  For a shareholder proposal to be considered for inclusion at the Meeting, our Corporate Secretary must receive the written proposal together with the accompanying documentation and information required to be submitted under Israeli law, no later than June 8, 2021.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda for the Meeting, we will publish a revised agenda for the Meeting no later than June 15, 2021, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC and the ISA.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: Corporate Secretary, no later than July 4, 2021. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting.  If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors, Lilach Geva Harel EVP, Global General Counsel

Dated: June 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Lilach Geva Harel
	Name:	Lilach Geva Harel
	Title:	EVP, Global General Counsel

Date: June 1, 2021

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of Proxy card